SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

ENDOCARE, INC.

(Name of Subject Company)

ENDOCARE, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

29264P104

29264P203

(CUSIP Number of Class of Securities)

Michael R. Rodriguez

Senior Vice President, Finance and Chief Financial Officer

Endocare, Inc.

201 Technology Drive

Irvine, California 92618

(949) 450-5400

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Clint B. Davis Senior Vice President, Legal Affairs, General Counsel and Secretary Endocare, Inc. 201 Technology Drive Irvine, California 92618 (949) 450-5400	Michelle A. Hodges David C. Lee Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, California 92612 (949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Endocare, Inc., a Delaware corporation (“Endocare” or the “Company”), originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2009 (as amended and supplemented from time to time, the “Statement”), relating to the offer by HealthTronics, Inc., a Georgia corporation (“HealthTronics”), through its wholly-owned subsidiary, HT Acquisition, Inc., a Delaware corporation (“Purchaser”), to acquire each issued and outstanding share of Endocare’s common stock, par value $0.001 per share, in exchange for (i) $1.35 in cash, without interest (the “Cash Consideration”), or (ii) 0.7764 shares of HealthTronics common stock (the “Stock Consideration”), in each case, at the election of the holder and subject to proration, all upon the terms and subject to the conditions set forth in HealthTronics’ prospectus (as amended and supplemented from time to time, the “Prospectus”), which is contained in the Registration Statement on Form S-4 originally filed by HealthTronics with the SEC on June 17, 2009 (the “Registration Statement”), and in the related Letter of Election and Transmittal (the “Letter of Transmittal” and together with the Prospectus and any amendments or supplements thereto, the “Offer”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 2. Identity and Background of the Filing Person.

Item 2 of the Statement is hereby amended and supplemented by adding the following paragraph as the eleventh paragraph of Item 2:

On July 7, 2009, Galil, Endocare, HealthTronics and Purchaser entered into a settlement agreement whereby, among other matters, Galil agreed to dismiss the lawsuit Galil filed on June 9, 2009, in the Court of Chancery of the State of Delaware against Endocare and Merger Sub (Civil Action No. 4655-CC) (the “Galil Litigation”), as described in the section of Item 8 of this Statement entitled “Legal Proceedings,” and fully released Endocare, Purchaser and HealthTronics from all claims related to the Galil Merger Agreement, the Merger Agreement, any other agreements related thereto, and any other transactions contemplated by the Galil Merger Agreement in exchange for a payment of $1.75 million (the “Settlement Payment”). As a result of the Settlement Payment, the Adjustment Amount will be zero dollars and the Cash Consideration and Stock Consideration payable in the Offer and the Merger will not be increased.

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented by replacing the second paragraph of the section of Item 8 entitled “Legal Proceedings” in its entirety with the following:

On July 7, 2009, Galil, Endocare, HealthTronics and Purchaser entered into a settlement agreement whereby, among other matters, Galil agreed to dismiss the Galil Litigation and fully released Endocare, Purchaser and HealthTronics from all claims related to the Galil Merger Agreement, the Merger Agreement, any other agreements related thereto, and any other transactions contemplated by the Galil Merger Agreement in exchange for a payment by Endocare of $1.75 million, payable on or before July 9, 2009.

Forward-Looking Statements

Statements made in this Amendment that are not strictly historical, including statements regarding plans, objectives and future financial performance, are “forward-looking” statements. Although Endocare believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that the expectations will prove to be correct. Factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include, among others, the risk that the Offer and the Merger will not close; the risk that HealthTronics’ business and/or Endocare’s business will be adversely impacted during the pendency of the Offer and the Merger; the risk that the operations of the two companies will not be integrated successfully; the risk that HealthTronics’ expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the risk that demand for and acceptance of

HealthTronics’ or Endocare’s products or services may be reduced; the risk of changes in governmental regulations; the impact of economic conditions; the impact of competitive and technological changes and other risk factors relating to our industry, including those detailed from time to time in Endocare’s reports filed with the SEC. There can be no assurance that the proposed Merger will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Amendment. Unless required by law, Endocare undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Item 9. Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(6)	Press Release issued on July 7, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDOCARE, INC.

By:	/s/ Michael R. Rodriguez
Name:	Michael R. Rodriguez
Title:	Senior Vice President, Finance and Chief Financial Officer

Dated:	July 8, 2009